FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 13, 2006

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated November 13, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: November 13, 2006	By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

By: /s/ David Sach

	Name:	David Sach
	Title:	Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
November 13, 2006

MILLICOM PLANS EXIT FROM PAKISTAN

New York and Stockholm – November 13, 2006 - Millicom International Cellular S.A. ("Millicom") (Nasdaq Stock Market: MICC, Stockholmsbörsen: MIC), today announces that it is considering strategic options for Paktel Limited, its business in Pakistan, where significant doubts affect confidence in the ability of Paktel to generate returns on investment at the levels required by Millicom.

Millicom had been considering significant investments to build market share in Pakistan but the return on those investments had been overshadowed by, among other things, the challenging business conditions in the Pakistan mobile telephony market and frequency interference issues. Paktel has been granted additional 1800 Mhz spectrum to resolve these issues but the grant of such spectrum was not permanent and, as part of an overall discussion with the Pakistan Telecommunications Authority to resolve these interference issues permanently, Paktel has requested a deferral of the latest installment of its license fee (US$29.10 million) which the PTA has not granted.

As a result, Millicom is considering a sale of its interest in Paktel, but there can be no assurance that the sale will be consummated and another option that may be considered is the closure of Paktel. Either sale or closure may impact profit and loss and cash outflow in a way that Millicom cannot quantify at this time but which, in any case, Millicom believes would be lower than the loss it expects to incur in 2007 and 2008 if it were to continue to fund Paktel as a going concern.

Millicom has appointed Lazard as its financial advisor.

Note to Editors:

Millicom has been operating in Pakistan since 1990 and currently owns 88.9 per cent in Paktel Limited. As at 30 September, 2006 Paktel had 1,529,682 total subscribers, up 62 per cent from 944,718 as at 30 September, 2005. Paktel is currently the fifth largest operator in Pakistan, by number of active subscribers. Pakistan has a population of approximately 165.8 million (source: CIA The World Fact Book) and an estimated mobile penetration of approximately 25 per cent (source: consensus of analyst research).

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has cellular operations and licenses in 17 countries. The Group’s cellular operations have a combined population under license of approximately 433 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 7798 576 378
Investor Relations

Cyrus Kapadia	Telephone: +44 20 7187 2000
Lazard

Visit our web site at: www.millicom.com